Exhibit 22.5

ACCOUNTANTS’ CONSENT

The Trustee of Paramount Energy Trust

     We consent to the use in the prospectus constituting a part of this Registration Statement on Form F-1 (the “Prospectus”) of: (a) our report dated August 15, 2002 with respect to the consolidated balance sheet of Paramount Energy Trust as at June 30, 2002; and (b) our report dated August 15, 2002 with respect to the schedule of revenue and operating costs of the Initial Assets and the Additional Assets for each of the years in the three year period ended December 31, 2001, each of which contains an explanatory paragraph that refers to the disclosure of the differences between Canadian and United States generally accepted accounting principles.

     In addition, we consent to reference to our firm under the heading “Experts” in the Prospectus.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
August 15, 2002